U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number	0-11927

CUSIP Number	619821

NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K

[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:	December 31, 2000

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full name of registrant	Moto Photo, Inc.
Former name if applicable

Address of principal executive office (Street and number)
4444 Lake Center Drive
City, State and Zip Code	Dayton, OH 45426

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ x ]
  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or

  Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and

Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

The Company is in the process of attempting to obtain amendments to loan agreements. The lenders are still in their review process at April 2, 2001. A definitive response is necessary to determine the proper classification of the loans in order to complete the financial statements to be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification
David A. Mason - Executive Vice President	(937)	837-7911, ext. 246
(Name)	(Area code)	(Telephone number)
    Have all other periodic reports required under Section 13 or 15(d) of the Securities

    Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding

    12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [ x ] Yes [ ] No

    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment following signature

Moto Photo, Inc.
(Name of registrant as specific in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 3, 2001	By	/s/ David A. Mason

PART IV, ITEM (3) -

EXPLANATION OF ANTICIPATED CHAGED IN OPERATING RESULTS

As previously announced by the Company, it operated at a loss in 2000 before approximately $1.4 million in write-offs and other charges relating to the closing of seven company stores and the costs associated with the elimination of jobs at its headquarters. The operating loss was due primarily to start-up costs associated with opening 11 new company stores, concept development charges and lower revenue and margins from its wholesale distribution activities.

Preliminary 2000 results show a net loss of $1,871,661 or $.34 loss per common share,

basic and diluted, compared to net income in 1999 of $1,653,543, or $.38 per share basic and $.12 diluted.

These results assume that the Company will obtain certain amendments to its loan agreements. Should the Company not obtain appropriate amendments to its loan agreements,

2000 results could be materially adversely affected.